Exhibit 99.2

Hexcel Corporation and Subsidiaries

Net Sales by Product Group and Market Segment

For the Quarters Ended March 31,2009 and 2008,

the Quarter and Year Ended December 31, 2008

	Unaudited
	Commercial	Space &
(In millions)	Aerospace	Defense	Industrial	Total

First Quarter 2009
Composite Materials	$109.3	$59.4	$75.7	$244.4
Engineered Products	44.5	17.9	0.5	62.9
Total	$153.8	$77.3	$76.2	$307.3
	50%	25%	25%	100%

Fourth Quarter 2008
Composite Materials	$107.1	$60.5	$68.7	$236.3
Engineered Products	36.1	16.6	0.5	53.2
Total	$143.2	$77.1	$69.2	$289.5
	49%	27%	24%	100%

First Quarter 2008
Composite Materials	$143.6	$57.3	$77.0	$277.9
Engineered Products	48.3	17.0	1.3	66.6
Total	$191.9	$74.3	$78.3	$344.5
	56%	21%	23%	100%

Year Ended December 31, 2008
Composite Materials	$530.7	$235.9	$308.7	$1,075.3
Engineered Products	179.6	66.0	4.0	249.6
Total	$710.3	$301.9	$312.7	$1,324.9
	54%	22%	24%	100%